FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Revises Guidance for First Quarter Results, Dated

April 3, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: April 3, 2006

By: /S/ Meir Moshe

Meir Moshe

Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

10.1

Press Release: Radware Revises Guidance for First Quarter Results, Dated April 3, 2006.

EXHIBIT 10.1

Dennis S. Dobson, Inc.

Dennis S. Dobson, CEO

Financial Public Relations

1522 Mill Plain Road

Fairfield, CT  06430

Global Financial Public Relations For Technology Companies

Telephone 203-255-7902

Fax 203-255-7961

E-Mail Address-IR@radware.com

FOR IMMEDIATE RELEASE

Contact:

Meir Moshe, Chief Financial Officer, Radware Ltd.

011-972-3766-8610

Dennis S. Dobson, for Radware Ltd.

(203) 255-7902

Radware Revises Guidance for First Quarter Results

The Company Will Announce its Final First Quarter Results and Hold a Conference Call on April 28

MAHWAH, NJ,  April 2, 2006 — Radware (NASDAQ: RDWR) a leading provider of intelligent integrated solutions for ensuring the fast, reliable and secure delivery of networked and Web-enabled applications over IP, today announced that its projected revenues for first quarter of 2006 will be approximately 20 million dollars, compared to previously projected revenues of 22.2 to 22.6 million dollars. On the other hand, deferred revenues at the end of this quarter are expected to have increased by over $1 million compared to December 31, 2005.

Based on the above revised guidance, earnings per share are anticipated to be approximately 7 cents, compared to previously projected earnings per share of approximately 13 cents (both excluding stock based compensation).

“The change in guidance is a result of lower than expected sales in the U.S. during the first quarter,” said Roy Zisapel, President and CEO of Radware. “As we announced in January 2006, we replaced our top management in the U.S. this quarter, and started implementing a new sales plan to grow U.S sales beyond the current rate. In our quarterly conference call we will discuss in detail our final first quarter results as well as our plan for the U.S.,” said Mr. Zisapel.

Radware management will host a Conference Call on April 28, 2006 at 8:30 AM EDT, to discuss its first quarter results. Dial-in and webcast information will be provided prior to the call.

About Radware

Radware (NASDAQ:RDWR) is the global leader in integrated application delivery solutions, assuring the full availability, maximum performance and complete security of all business critical networked applications while dramatically cutting operating and scaling costs. Over 3,000 enterprises and carriers worldwide use Radware application-smart switches to drive business productivity and improve profitability by adding critical application intelligence to their IP infrastructure, making networks more responsive to specific business processes. Radware's APSolute product family provides the most complete set of application front-end, remote access and security capabilities for application-smart networking to ensure faster, more reliable and secure business transactions. Learn more on how Radware application delivery solutions can enable you to get the most of your investments in IT infrastructure and people. www.radware.com.

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching industry, changes in demand for Application Switching products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Condensed Consolidated Balance Sheets
(U.S. Dollars in Thousands)
	December 31, 2004		December 31, 2005
	(Audited)		(Audited)
Current assets
Cash and cash equivalents	8,792	(*)	56,263
Short-term bank deposits	64,892		10,195
Short-term marketable securities	35,336	(*)	60,443
Trade receivables, net	13,166		14,661
Other receivables and prepaid expenses	1,332		1,451
Inventories	4,094		5,254
	127,612		148,267
Long-term investments
Long-term bank deposit	9,224		9,458
Long-term marketable securities	38,797		28,134
Severance pay funds	1,921		2,178
	49,942		39,770

Property and equipment, net	4,452		5,968

Other assets
Intangible assets, net, long-term deferred taxes and other long-term assets	1,235		3,888
Goodwill	-		6,454
	1,235		10,342

Total assets	183,241		204,347

Current liabilities
Trade payables	5,075		5,329
Deferred revenues	9,888		12,424
Other payables and accrued expenses	4,962		6,509
	19,925		24,262

Accrued severance pay	2,399		2,659

Total liabilities	22,324		26,921

Shareholders’ equity
Share capital	457		470
Additional paid-in capital	145,439		153,010
Accumulated other comprehensive loss	(52)		(404)
Deferred stock compensation	-		(67)
Retained earnings	15,073		24,417
Total shareholders’ equity	160,917		177,426
Total liabilities and shareholders' equity	183,241		204,347

(*) Reclassified

	Condensed Consolidated Statements Of Operations
	(U.S. Dollars In thousands, except share and per share data)

	For the Three months ended December 31, 2004	For the Three months ended December 31, 2005	For the Year ended December 31, 2004	For the Year ended December 31, 2005
	(Unaudited)	(Unaudited)	(Audited)	(Audited)

Revenues	19,047	21,038	68,439	77,584
Cost of revenues	3,395	4,053	12,184	14,896
Gross profit	15,652	16,985	56,255	62,688
Operating expenses:
Research and development, net	2,878	3,362	10,342	13,017
Sales and marketing	8,402	11,110	31,898	40,002
General and administrative	1,243	1,371	4,493	5,244
Total operating expenses	12,523	15,843	46,733	58,263
Operating income	3,129	1,142	9,522	4,425
Financial income, net	1,353	1,342	4,565	5,159
Income before taxes on income	4,482	2,484	14,087	9,584
Taxes on income	135	130	341	240
Income before minority interest in losses of a subsidiary	4,347	2,354	13,746	9,344
Minority interest in losses of a subsidiary	-	-	34	-
Net income	4,347	2,354	13,780	9,344

Basic net earnings per share	$ 0.24	$ 0.12	$ 0.77	$ 0.50
Weighted average number of shares used to compute basic net earnings per share	18,243,688	19,008,564	17,995,207	18,800,474

Diluted net earnings per share	$ 0.22	$ 0.12	$ 0.70	$ 0.47
Weighted average number of shares used to compute diluted net earnings per share	20,167,394	19,932,691	19,804,896	20,072,192